Filed by Star Peak Energy Transition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Energy Transition Corp.

Commission File No. 001-39455

Stem, Inc. and Partners Awarded 68 MWh in New Smart Energy Storage Projects for Disadvantaged and Low-Income California Communities

Stem Supports Solar Partners to Deliver More Than $35 Million of New Energy Storage Projects as Part of California’s SGIP Non-Residential Equity Budget

MILLBRAE, Calif. – January 5, 2020 – Stem, Inc. (“Stem”), a global leader in artificial intelligence (AI)-driven energy storage systems, today announced that Stem and its sales channel partners were awarded 68 megawatt-hours (MWh) in projects from the December 2020 California Self-Generation Incentive Program (SGIP) Non-Residential Equity lottery. This SGIP budget provides incentives to support distributed energy resources for disadvantaged and low-income communities throughout California.

Combined with projects awarded in the May 2020 SGIP Equity lottery, Stem and its partners are delivering an aggregate of 82 MWh of storage capacity, or 41% of all Non-Residential Equity capacity awarded for energy storage in all of 2020. These projects amount to more than $35 million of smart storage deployments. Systems to be developed include large-scale behind-the-meter (BTM) deployments larger than 5 MWh each, as well as various solar plus storage and backup solution deployments for state and local governments, educational institutions, nonprofits, and small businesses. The SGIP awarded the 82 MWh in projects to seven of Stem's existing and new sales channel partners in California, four of which will develop SGIP projects for the first time.

John E. Carrington, Chief Executive Officer of Stem commented, “The results of this latest SGIP award process are further validation of the demand for smart storage solutions delivered by Stem and our partners. Our smart storage capabilities enabled by our AI-powered software platform Athena™ will manage these newly awarded sites to provide grid reliability, resilience, and most importantly, energy cost savings to disadvantaged and low-income California communities. Our Partner Program, consisting of more than 500 sales executives and bolstered by our Stem University training platform, amplifies the reach of our sales efforts and is core to unlocking additional smart storage across the U.S. and beyond. As we enter 2021 and complete our transformation to becoming a publicly traded company, Stem is well-positioned to further our leadership in the energy storage market, capitalize on new growth opportunities, and continue to advance our Athena™ platform."

“Stem has given us a wealth of information about the SGIP process and how to leverage their Athena™ storage software to help us serve our customers,” said Robert Hymes, Chief Development Officer of Mynt Systems, which was awarded 5.8 MWh in projects for educational institutions and nonprofits. “We look forward to deepening our relationship with Stem as we complete these initial projects and identify new ones for our customers to achieve their savings, sustainability and resilience goals.”

“We recently started working with Stem, and they have proven to be an effective and collaborative resource for Onyx,” said Ja Kao, Chief Executive Officer and President of Onyx Renewable Partners, which was awarded 7.4 MWh in projects for educational institutions. “Stem's experience in the storage market and advanced Athena™ intelligent storage technology will make it possible for us to deliver impactful projects that allow school districts to benefit from the incentives that will positively impact their students.”

As an energy storage pioneer with more than a decade of experience, Stem completed the most commercial storage installations in California in 2019 by both amount of power and number of sites, according to the California Solar and Storage Association (CALSSA), a trade association that promotes the widespread deployment of smart, local, clean energy technologies.

Additional Information on the Self-Generation Incentive Program

The California Public Utility Commission’s (CPUC) Self-Generation Incentive Program (SGIP) provides incentives to support existing, new, and emerging distributed energy resources. SGIP provides rebates for qualifying distributed energy systems installed on the customer's side of the utility meter. Qualifying technologies include advanced energy storage systems, wind turbines, waste heat to power technologies, pressure reduction turbines, internal combustion engines, microturbines, gas turbines, and fuel cells.

Stem and Star Peak Business Combination Update

Stem remains on track to complete its previously announced business combination agreement with Star Peak Energy Transition Corp. (NYSE: STPK) (“Star Peak”) in the first quarter of 2021. Upon closing, the combined company will be named Stem, Inc. and will list on the New York Stock Exchange under the new ticker symbol “STEM”.

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About Stem, Inc.

Stem provides solutions that address the challenges of today’s dynamic energy market. By combining advanced energy storage solutions with Athena™, a world-class AI-powered analytics platform, Stem enables customers and partners to optimize energy use by automatically switching between battery power, onsite generation and grid power. Stem’s solutions help enterprise customers benefit from a clean, adaptive energy infrastructure and achieve a wide variety of goals, including expense reduction, resilience, sustainability, environmental and corporate responsibility and innovation. Stem also offers full support for solar partners interested in adding storage to standalone, community or commercial solar projects – both behind and in front of the meter.

Headquartered in Millbrae, Calif., Stem is directly funded by a consortium of leading investors including Activate Capital, Angeleno Group, BNP Paribas, Constellation Technology Ventures, Copec, Iberdrola (Inversiones Financieras Perseo), GE Ventures, Magnesium Capital, Mithril Capital Management, Mitsui & Co. LTD., Ontario Teachers’ Pension Plan, RWE Supply & Trading, Temasek and Total Energy Ventures. For more information, visit www.stem.com.

About Star Peak Energy Transition Corp.

Star Peak is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Star Peak is led by a management team with extensive experience investing in the energy, energy infrastructure and renewables sectors, including Chairman, Michael Morgan and Chief Executive Officer, Eric Scheyer. Michael Morgan is Chairman and Chief Executive Officer at Triangle Peak Partners LP and currently serves as a director of Sunnova Energy International (NYSE: NOVA) and lead director of Kinder Morgan, Inc. (NYSE: KMI), one of the largest energy infrastructure companies in North America, a company he joined at its founding in 1997. Eric Scheyer is a Partner at Magnetar and has served as the Head of the Magnetar Energy and Infrastructure Group since its inception in 2005. For more information, visit www.starpeakcorp.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events of Star Peak or Stem’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Stem and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Stem as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Stem or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Stem’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Stark Peak nor Stem undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Star Peak has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement to be distributed to holders of Star Peak’s common stock in connection with Star Peak’s solicitation of proxies for the vote by Star Peak’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Stem’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Star Peak, Stem and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Star Peak through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Star Peak Energy Transition Corp., 1603 Orrington Ave., 13 Floor, Evanston, IL 60201. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Star Peak and its directors and officers may be deemed participants in the solicitation of proxies of Star Peak’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Star Peak’s executive officers and directors in the solicitation by reading the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Star Peak’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination.

Media Contact - Stem

Cory Ziskind, ICR, Inc.

stemPR@icrinc.com

Laurie Gibson, Kickstart Consulting

lgibson@kickstartconsulting.com

Investor Contact – Stem

Marc Silverberg, ICR, Inc.

stemIR@icrinc.com

Contact – Star Peak

Tricia Quinn

Courtney Kozel

info@starpeakcorp.com

847 905 4400